YUKON-NEVADA GOLD CORP. REPORTS ON PROGRESS
AT KETZA RIVER AND JERRITT CANYON

Vancouver, Canada – July 18, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results from its drilling program at the Penguin, Flint and Tarn Zones all parts of the Ketza River Mine Manto Gold Zone on the wholly-owned, past producing, Ketza River property located near Ross River, in the Yukon Territory, Canada. All drill holes referenced in this news release are diamond drill holes.

Penguin Zone

The Penguin mineralization strikes northeast and dips approximately 45 degrees to the northwest. Results have been received for 24 drill holes from the Penguin zone since the last report. The highlight of these results is Drill hole KR-07-1042, the last one received. This drill hole cut a true thickness of 10.26 meters of massive sulfide that averaged 11.16 g/t Au. This intercept included a higher grade zone of 2.68 meters that averaged 18.27 g/t Au. The top of this mineralization is approximately 16 meters below the surface. Drill hole KR-07-1040 cut the mineralized structure approximately 30 meters down-dip from drill hole 1042. This intercept carried an average of 13.50 g/t Au over a true thickness of 1.79 meters.

Table 1. Penguin Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-971	58.24	62.34	4.08	2.80
	76.73	79.22	2.48	6.21
KR-07-1022	35.66	37.00	1.03	2.06
	39.48	41.76	1.75	2.62
	91.17	93.57	1.84	15.35
	102.72	104.11	1.06	15.60
KR-07-1023	44.81	47.85	2.73	1.49
	70.92	72.24	1.19	9.70
KR-07-1024	52.50	57.00	4.48	4.29
	58.26	63.39	5.10	1.28
KR-07-1025	26.52	32.61	4.67	2.12
KR-07-1028	19.00	25.27	4.76	2.32
KR-07-1029	19.50	30.79	10.27	2.82
KR-07-1031	14.63	21.06	4.90	2.94
KR-07-1032	12.18	17.37	4.71	2.23
	19.24	19.84	0.54	1.38
KR-07-1033	13.80	16.35	1.93	7.29
KR-07-1034	13.32	17.37	3.67	1.71
KR-07-1035	8.23	12.60	3.35	4.91
KR-07-1037	17.37	19.12	1.33	4.34
KR-07-1038	40.85	43.33	2.42	5.18
KR-07-1040	71.79	73.65	1.79	13.50
KR-07-1042	16.66	30.32	10.26	11.16
	22.40	25.97	2.68	18.27

Drill holes KR-07-967, 970, 1018 thru 1021, 1026, 1027, 1030 and 1039 had no significant intersections.

Flint Zone

The Flint Zone comprises an area of 400 meters by 500 meters, and includes 8 distinct magnetic highs. A total of 31 diamond drill holes have been completed in this area, testing several of the magnetic anomalies. The best grade was found in drill hole KR-07-977, which cut 1.55 meters true thickness that assayed 6.17 g/t Au.

Table 2. Flint Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-973	96.62	99.67	2.87	1.48
KR-07-975	128.60	130.15	1.19	1.08
	131.65	133.56	1.46	1.11
KR-07-976	82.88	84.43	1.46	2.12
	86.03	87.48	1.36	1.56
KR-07-977	98.12	99.67	1.55	6.17
KR-07-978	111.86	113.48	1.52	1.45
KR-07-986	114.91	117.96	2.76	2.67
	130.15	131.95	1.63	1.88
KR-07-987	112.40	113.06	0.65	2.23
KR-07-996	60.05	61.45	1.40	1.48
KR-07-1003	53.95	55.40	1.34	1.24

Drill holes KR-07-972, 974, 979, 980 thru 985, 997, 999 thru 1002 and 1004 thru 1010 had no significant intersections.

Tarn Zone

Eight drill holes were completed to the south of the Tarn Pit, testing for an extension of the trend which includes the Tarn Pit and drill holes KR-06-956 and KR-06-957. Gold intercepts ranged from 1.74 to 2.51 g/t Au. The best intercept was in drill hole KR-07-991, which cut a true thickness of 3.83 meters from 50.52 to 54.48 meters that assayed 2.51 g/t Au.

Table 3. Tarn Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-988	54.90	58.74	2.74	1.83
KR-07-989	32.61	38.71	5.65	1.74
KR-07-991	50.52	54.48	3.83	2.51
KR-07-992	63.09	66.14	2.15	2.35
KR-07-993	68.66	69.65	0.93	2.06
KR-07-995	60.05	64.60	4.40	1.89

Drill holes KR-07-990 and 994 had no significant intersections.

Jerritt Canyon

During the scheduled maintenance shutdown at the end of the second quarter examination of the roasters’ linings revealed very little wear and tear. Also during this shutdown the replacement ball mill bull gear was successfully installed allowing the ball mill to once again run at its full capacity.

Strategies for reducing unit costs are being implemented and the Company can expect to see the impact of this in the third quarter’s results.

All assays for the drill program at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by, the Company's Chief Geologist, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President - Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

YGC Resources Ltd.	CHF Investor Relations
Graham Dickson, President	Jeanny So,
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: graham@yngc.ca	Email: jan@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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